

October 28, 2010

VIA U.S. MAIL

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

  Re: **General Motors Company**
    Amendment No. 3 to the Registration Statement on Form S-1
    Filed October 25, 2010
    File No. 333-168919

Dear Mr. Cyprus:

  We have reviewed your response to our letter dated October 20, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page F-11

Preferred Stock, page F-16

1. In your response to prior comments 23 and 24, you stated your intention to include disclosures in a future amendment showing the pro forma effects of the agreement to purchase the $2.1 billion face amount of Series A Preferred Stock held by the UST. In this regard, please tell us whether or not such disclosures will be included in order to comply with Article 11 of Regulation S-X. Also, tell us what consideration you gave to disclosing the pro forma effects of any other events or transactions that are probable, or have occurred during the most recent fiscal year (and not reflected in your audited financial statements for the full fiscal year) or subsequent interim period, and for which disclosing pro forma information would be material to investors. See Rule 11-01(a) of Regulation S-X.

Exhibit 5.1

2. Refer to opinion (3). The assumption that a sufficient number of shares of common stock will be available at the time of issuance is inappropriate. Please have counsel revise accordingly.

3. Refer to the third sentence of the last paragraph on page 2. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

You may contact Juan Migone at (202) 551-3312, or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin T. Dobbie, Special Counsel, at (202) 551-3469, or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (202) 661-4986
        William L. Tolbert, Jr., Esq.
        Jenner & Block LLP